SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

PORTUGAL TELECOM CONFIRMS DIVIDEND
AND ANNOUNCES A SHARE BUY BACK PROGRAM

Lisbon, Portugal, September 16, 2003 - Portugal Telecom (“PT”) (Euronext Lisbon: PTCO.IN; NYSE: PT) Management today confirmed that the dividend related to year 2003 will be at the top end of the range indicated at the annual investor day and announced a share buy back program to be carried out until the end of 2004.

On June 24, 2003, during PT“s Investor Day, Management announced its intention to propose a dividend per share relating to 2003 of between Euro 20 and 22 cents. PT now confirms that its Board of Directors will propose at the AGM the approval of a dividend per share of Euro 22 cents, at the top end of the range previously announced, subject to market conditions and PT“s financial condition at that time.

In addition, and in line with the authorization provided at the AGM held on April 4, 2003, PT“s management announced today its intention to buy-back 10% of its share capital. The management reiterates its intention to maintain PT“s current rating with Moody“s and Standard & Poor“s. Subject to market conditions and to its financial condition, PT intends to complete this share-buy back program by the end of 2004.

This release does not constitute a public tender offer for PT shares, and the acquisition of shares will be executed in normal stock exchange sessions in accordance with the applicable regulation.

This information is also available on PT“s IR website http://ir.telecom.pt.

Contacts:	Zeinal Bava, PT Group Chief Financial Officer zeinal.bava@telecom.pt
Vitor J. Sequeira, PT Group Investor Relations Officer vitor.j.sequeira@telecom.pt

Portugal Telecom Tel.: +351.21500 1701 Fax.: +351.21355 6623

This release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters Service under the symbols PT and PTCO.IN and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2003

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.